Exhibit 4.9

SPAC LETTER AGREEMENT

This SPAC LETTER AGREEMENT (this “Agreement”), dated as of February 3, 2021, is made and entered into by and among REE Automotive Ltd., a company organized under the laws of the State of Israel (the “Company”), 10X Capital Venture Acquisition Corp, a Delaware corporation (“10X”), and each Insider (as defined below) (each individually a “Party” and collectively the “Parties”), in respect of and in reference to that certain Letter Agreement dated November 24, 2020 (the “Insider Letter”), among 10X, 10X Capital SPAC Sponsor I LLC, a Delaware limited liability company (“Sponsor”), and each of the Insiders (as such term is defined therein, the “Insiders”).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, 10X, the Company, and certain other persons party thereto, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Transaction Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, a direct, wholly-owned subsidiary of the Company will merge with and into 10X (the “Merger”) with 10X surviving as a direct, wholly-owned subsidiary of the Company;

WHEREAS, as of the date hereof, Sponsor and each Insider is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) the number of shares of Class A common stock, par value $0.0001, of 10X (“Class A Common Stock”) set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit, (ii) private placement warrants (the “Warrants”) to purchase an aggregate number of shares of Class A Common Stock set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit, and (iii) the number of shares of Class B common stock, par value $0.0001, of 10X (“Class B Common Stock”) set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit;

WHEREAS, as part of the Merger, effective as of and contingent upon the Closing (as such term is defined in the Transaction Agreement), all shares of Class B Common Stock will convert into shares of Class A Common Stock and then each share of Class A Common Stock will be converted, by operation of law, into the same number of Class A Ordinary Shares, nominal value NIS 0.01, of the Company (“Class A Ordinary Shares”);

WHEREAS, each of the Parties desires to enter into and deliver this Agreement to facilitate the Merger and related transactions, and to clarify and amend the Insider Letter, in each case on the terms and subject to the conditions herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree (as applicable to such Party) as follows:

1. Insider Letter. Each capitalized term used in this Section 1 and not defined in this Agreement shall have the meaning assigned thereto in the Insider Letter. 10X, Sponsor and each Insider hereby agree as follows:

(a) The Insider Letter provides in Section 1 thereof for certain requirements of Sponsor and the Insiders in respect of Business Combinations, including in respect of voting in favor thereof and forgoing redemption rights in respect thereof. The Merger shall constitute a Business Combination and Sponsor and each Insider will comply with its, his or her respective obligations under such Section 1.

(b) The Insider Letter provides in Section 3 thereof for certain restrictions on transfer of any Units, shares of Common Stock (including, but not limited to, Founder Shares), Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock, during the period ending May 23, 2021. The entry into and performance of the Transaction Agreement and the agreements delivered in connection therewith or contemplated thereby, including this Agreement, and the conversion of the shares of Class A Common Stock and Class B Common Stock into Class A Ordinary Shares in connection with the Merger, are hereby permitted by, and shall not constitute a breach or violation of, Section 3 of the Insider Letter.

(c) The Insider Letter provides in Section 7 thereof for certain restrictions on Transfer of Founder Shares and shares of Class A Common Stock issued upon conversion thereof until the expiration of certain time periods or the happening of certain prior events. Notwithstanding, and in precedence to, the Insider Letter, from and after the time and date of the Merger, (i) references in the Insider Letter to the Class A Common Stock and Class B Common Stock (including by reference to Units, Founders Shares and Warrants, among other things) shall include the Class A Ordinary Shares issued upon conversion of such shares of Class A Common Stock and Class B Common Stock in connection with the Merger, and (ii) the number of shares of Class A Common Stock and Class B Common Stock of Sponsor and each Insider set forth opposite such person’s name on Exhibit A attached hereto (assuming no stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event occurs between the date hereof and the Closing), shall no longer be subject to the restrictions on transfer set forth in the Insider Letter, but shall instead be subject to the restrictions on transfer set forth in the Amended and Restated Investors’ Rights Agreement, dated as of February 3, 2021, by and among REE Automotive Ltd. and the certain shareholders party there, to which such Insider is a party.

(d) If, between the Closing and a Liquidation Event, the outstanding Class A Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding Class A Ordinary Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of Class A Ordinary Shares will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Section 1 shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, the Merger contemplated by the Transaction Agreement shall not constitute an event requiring an equitable adjustment hereunder.

2. Anti-Dilution Adjustment Waiver.

(a) Sponsor, as the holder of all of the outstanding shares of Class B Common Stock, hereby waives on behalf of the holders of all shares of Class B Common Stock, pursuant to and in compliance with the provisions of the Amended and Restated Certificate of Incorporation of 10X (the “Charter”), (i) the adjustment to the conversion ratio set forth in Section 4.3(b) of the Charter (the “Conversion Ratio Adjustment”) that will result from the PIPE Investment (as such term is defined in the Transaction Agreement), but only to the extent that the Conversion Ratio Adjustment would result in the conversion of all shares of Class B Common Stock into a total number of shares of Class A Common Stock in excess of the sum of (such sum, the “Sum”) (A) 5,031,250, which reflects the total number of shares of Class B Common Stock being converted plus (B) 2,900,000 (and such partial waiver of the Conversion Ratio Adjustment shall apply only with respect to the number of shares of Class A Common Stock resulting from such conversion that are in excess of such Sum), and (ii) any rights to other anti-dilution protections with respect to the shares of Class B Common Stock (or the Class A Common Stock issued upon conversion thereof) that will result from the consummation of the Merger. By way of example, if (i) immediately prior to the Merger there are 5,031,250 shares of Class B Common Stock outstanding and (ii) more than 11,600,000 shares of Class A Common Stock are issued in connection with the PIPE Investment, then immediately prior to the Merger each share of Class B Common Stock will automatically be converted into 1.5763975 shares of Class A Common Stock (7,931,250 divided by 5,031,250), provided that, after aggregating all such shares of Class A Common Stock, the fraction of a share that would otherwise result from such conversion ration shall be rounded down to the nearest whole share.

(b) The Sponsor agrees that, as of the Closing, 1,500,000 of the shares of Class A Common Stock converted pursuant to Section 2(a) above shall be unvested and shall be subject to forfeiture provisions set forth in this Section 2(b) (the “Unvested Shares”). On the second Business Day following the Merger, Sponsor hereby agrees to forfeit and surrender to the Company the Forfeited Shares without consideration therefor and the Forfeited Shares shall be automatically cancelled for no consideration.

(c) For the purpose of this Agreement, “Forfeited Shares” shall mean a number of Class A Ordinary Shares equal to (i) 1,500,000 if the First Trading Day Price is less than $13.00, (ii) 1,000,000 if the First Trading Day Price equals or exceeds $13.00 but is less than $16.00, (iii) 500,000 if the First Trading Day Price equals or exceeds $16.00 but is less than $20.00, and (iv) 0 if the First Trading Day Price equals or exceeds $20.00.

(d) For the purposes of this Agreement, “First Trading Day Price” shall mean the volume weighted average price at which the registered Class A Ordinary Shares trade during the course of the first day on which such shares trade on the Nasdaq Stock Market exchange following the Merger.

(e) Prior to the Merger and following the approval by the number of shares of Class A Common Stock required for such an amendment, 10X shall amend the Charter to provide for the automatic conversion of all shares of Class B Common Stock into Class A Common Stock immediately prior to the Merger with an amended Conversion Ratio Adjustment that reflects the partial waiver of the Charter’s existing Conversion Ratio Adjustment as agreed to in this Section 2.

3. No Redemption. The Sponsor and each Insider agrees not to redeem any of its shares of 10X in connection with the Merger.

4. Acknowledgment. Each Party understands and acknowledges that each of the other Parties is entering into the Transaction Agreement in reliance upon such Party’s execution and delivery of this Agreement. Such Party has had the opportunity to read the Transaction Agreement, this Agreement and the Insider Letter and has had the opportunity to consult with its tax and legal advisors in respect thereof.

5. Termination. This Agreement and all of its provisions shall automatically terminate and be of no further force or effect upon the termination of the Transaction Agreement in accordance with its terms. Upon such termination of this Agreement, all obligations of the Parties under this Agreement will terminate, without any liability or other obligation on the part of any Party to any person in respect hereof or the transactions contemplated hereby.

6. Governing Law. This Agreement, the rights and duties of the Parties, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The Parties irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each Party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 12 or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

7. Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the Parties irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any Party or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each Party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the Parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the Parties to the waiver of their right to trial by jury.

8. Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the Parties.

9. Specific Performance. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching Party shall be entitled to injunctive relief, in addition to any other remedy that such Party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware. Without limiting the foregoing, each of the Parties acknowledges and agrees that the Company is a beneficiary of each of the provisions of this Agreement and has the right to enforce the same it its own name.

10. Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the Parties.

11. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12. Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day (as such term is defined in the Transaction Agreement) following the date of delivery to such courier service; (c) if delivered by telecopy (with confirmation of delivery), on the date of transmission if on a Business Day before 5:00 p.m. local time of the recipient Party (otherwise on the next succeeding Business Day); (d) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient Party (otherwise on the next succeeding Business Day); and (e) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or electronic mail addresses set forth below (or to such other addresses or electronic mail addresses as a Party may designate by notice to the other Parties in accordance with this Section 12):

(a)	If to 10X or the Company, to their respective addresses of record under the Transaction Agreement;

(b)	If to the Sponsor or to the Insiders, to their respective addresses of record under the Insider Letter.

13. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by facsimile or electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

14. Entire Agreement. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of the Insider Letter, this Agreement shall control with respect to the subject matter thereof. This Agreement and the Transaction Agreement constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties to the extent they relate in any way to the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have each caused this SPAC Letter Agreement to be duly executed as of the date first written above.

THE COMPANY:	REE AUTOMOTIVE LTD.

By:
Name:
Title:

10X:	10X CAPITAL VENTURE ACQUISITION CORP

By:
	Name:	Hans Thomas
	Title:	Chief Financial Officer

SPONSOR:	10X CAPITAL SPAC SPONSOR I LLC

By:
	Name:	Hans Thomas
	Title:	Managing Member

INSIDERS:
HANS THOMAS, individually

DAVID WEISBURD, individually

GUHAN KANDASAMY, individually

OLIVER WRIEDT, individually

CHRISTOPHER JURASEK, individually

SIGURGEIR ORN JONSSON, individually

WOODROW H. LEVIN, individually

[Signature Page to SPAC Letter Agreement]

By execution and delivery hereof, the undersigned, being the “Representative” under that certain Underwriting Agreement dated November 24, 2020, between 10X Capital Venture Acquisition Corp and the undersigned (the “Underwriting Agreement”), hereby consents to the amendments to the “Insider Letter” (as such term is defined in the Underwriting Agreement) effected by this SPAC Letter Agreement, including pursuant to Sections 2.22.1, 3.28 and 7.3 of the Underwriting Agreement

WELLS FARGO SECURITIES, LLC

By:
Name:
Title:

[Consent to SPAC Letter Agreement ]

EXHIBIT A

Name	Number of shares of Class A Common Stock Currently Held	Number of shares of Class A Common Stock Issuable Upon exercise of Warrants Currently Held	Number of shares of Class B Common Stock Currently Held	Number of Restricted Shares
Sponsor:
10X Capital SPAC Sponsor I LLC	0	5,500,000	5,031,250	0
Insiders:
Hans Thomas	0	0	0	0
David Weisburd	0	0	0	0
Guhan Kandasamy	0	0	0	0
Oliver Wriedt	0	0	0	0
Christopher Jurasek	0	0	0	0
Sigurgeir Orn Jonsson	0	0	0	0
Woodrow H. Levin	0	0	0	0